UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-38882

HeadHunter Group PLC

(Translation of registrant’s name into English)

9/10 Godovikova St.

Moscow, 129085, Russia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Senior Management Changes

On January 25, 2023, the Board of Directors (the “Board”) of HeadHunter Group PLC (the “Company”) appointed Dmitry Sergienkov, the Company’s current Deputy Chief Executive Officer, as the Chief Executive Officer of the Company for a term of five years and designated Mr. Sergienkov as the Company’s principal executive officer, in each case effective as of March 1, 2023, succeeding Mikhail Zhukov in such roles.

Also on January 25, 2023, the Board appointed Mikhail Zhukov as the President of Headhunter LLC, a wholly owned subsidiary of the Company, effective as of March 1, 2023.

Press Release

On January 26, 2023, the Company issued a press release providing an update regarding the changes to its senior management team described above, a copy of which is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

Exhibit No.	Description

99.1	Press Release of HeadHunter Group PLC, dated January 26, 2023

INCORPORATION BY REFERENCE

The information in this Form 6-K under the caption “Senior Management Changes” shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-232778 and 333-231557) and Form F-3 (File No. 333-239560) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HeadHunter Group PLC

Date: January 26, 2023	By:	/s/ Mikhail Zhukov
Mikhail Zhukov
Chief Executive Officer